The RBB Fund Trust

615 East Michigan Street

Milwaukee, Wisconsin 53202

June 6, 2025

VIA EDGAR TRANSMISSION

Christopher Bellacicco

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund Trust (the “Trust”) File Nos.: 333-200168 and 811-23011

Dear Mr. Bellacicco:

The purpose of this letter is to respond to the Commission staff’s (the “Staff”) oral comments provided to U.S. Bank Global Fund Services on June 3, 2025 regarding the Trust’s post-effective amendment (“PEA”) No. 58 to its registration statement on Form N-1A. PEA No. 58 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on April 18, 2025. The sole purpose of PEA No. 58 was to register a new series of the Trust: MUFG Japan Small Cap Active ETF (the “Fund”).

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 58. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

GENERAL

1.       Comment: Please acknowledge that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

Response: The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

PROSPECTUS

Summary Section – Principal Investment Strategies

2.       Please supplementally explain why it is appropriate for the Fund to consider a company with a market capitalization of up to $10 billion to be a small cap company.

Response: In determining the market capitalization range for small cap companies, the Fund referred to the market capitalization of the MSCI Japan Small Cap Index. As of the end of February 2025, the market capitalization range of the MSCI Japan Small Cap Index was from $313 million to $10.7 billion. (Please refer to the below chart.) Given the market capitalization range of the MSCI Japan Small Cap Index, the Fund believes that the current upper limit of $10 billion for determining a small cap company is appropriate.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

3.        Please add disclosure regarding Investment Restriction Number 6, noting that the Fund will look through to the underlying investments of an acquired open-end investment company for purposes of complying with its own concentration policy

Response: The Trust will add the following:

“For purposes of Investment Restriction Number 6, the Fund will look through to the underlying investments of an acquired open-end investment company for purposes of complying with its concentration policy.”

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Allison Daly, Clearbrook Investment Consulting, LLC

Steven Plump, The RBB Fund Trust

Jillian Bosmann, Faegre Drinker Biddle & Reath LLP

Gwendolyn Williamson, Faegre Drinker Biddle & Reath LLP

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